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                             June 10, 2020

       Matt Gallagher
       President and Chief Executive Officer
       Parsley Energy, Inc.
       303 Colorado Street, Suite 3000
       Austin, Texas 78701

                                                        Re: Parsley Energy,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Filed February 21,
2020
                                                            Form 8-K, Filed May
4, 2020
                                                            File No. 001-36463

       Dear Mr. Gallagher:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K For Fiscal Year Ended December 31, 2019

       Consolidated Financial Statements
       Note 8. Debt, page F-23

   1. You disclose that you are subject to various financial covenants under your Revolving
                                                        Credit Agreement
including financial ratios which include a requirement to maintain a minimum current ratio
of not less than 1.0 to 1.0 as of the last day of any fiscal quarter and a maximum
consolidated leverage ratio of not more than 4.0 to 1.0 as of the last day of any fiscal quarter
for the four fiscal quarters ending on such date. However, we note that you had a working
capital deficit at December 31, 2019 and 2018. Tell us, and revise your disclosure to
clarify, how these financial ratios are calculated. To the extent that these measures reflect
transactions that have not yet occurred, e.g. additional borrowings under existing credit
agreements, your revised disclosure should clarify that and describe all material aspects of
those future transactions, including increased debt levels and
 Matt Gallagher
FirstName LastNameMatt Gallagher
Parsley Energy, Inc.
Comapany NameParsley Energy, Inc.
June 10, 2020
Page 2
June 10, 2020 Page 2
FirstName LastName
         interest expense.
Form 8-K, Filed May 4, 2020

Exhibit 99.1
Non-GAAP Financial Measures
Free Cash Flow (Outspend), page 12

2. You deduct the net change in operating assets and liabilities from your measure Free cash flow (outspend). You also add or deduct the change in accounts payable related to capital expenditures from your liquidity measure Free cash flow (outspend). Please address the following:

              Tell us why it is appropriate to deduct changes in operating assets and liabilities that represent normal, recurring, cash operating expenses necessary to operate a business from Free cash flow (outspend) and,

              Tell us why it is appropriate to add or deduct the change in accounts payable related to capital expenditures from Free cash flow (outspend).

         Please refer to SEC Release No. 34-47226 and Question 100.01 of the Compliance and
         Disclosure Interpretations on Non-GAAP Financial Measures. Discretionary Cash Flow Per Share, page 13

3. You deduct the net change in operating assets and liabilities in determining your non-
         GAAP liquidity measures "Total discretionary cash flow" and "Discretionary cash flow per diluted share". Please address the following:

              Tell us why it is appropriate to deduct changes in operating assets and liabilities that represent normal, recurring, cash operating expenses necessary to operate a business from "Total discretionary cash flow"; and,

              Tell us why it is appropriate to present "Discretionary cash flow per diluted share", a non-GAAP liquidity measure, on a per share basis.

         Please refer to SEC Release No. 34-47226 and Questions 100.01 and
102.05 of the
         Compliance and Disclosure Interpretations on Non-GAAP Financial
Measures.
 Matt Gallagher
Parsley Energy, Inc.
June 10, 2020
Page 3


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Gus Rodriguez,
Accounting Branch Chief at (202) 551-3752 with any questions.



FirstName LastNameMatt Gallagher                          Sincerely,
Comapany NameParsley Energy, Inc.
                                                          Division of
Corporation Finance
June 10, 2020 Page 3                                      Office of Energy &
Transportation
FirstName LastName